SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

HARVEST NATURAL RESOURCES, INC.
 (Name of Issuer)

Common Stock, $0.01 par value per share
 (Title of Class of Securities)

41754V103
 (CUSIP Number)

December 31, 2016
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]            Rule 13d-1(b)

[    ]            Rule 13d-1(c)

[    ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No. 41754V103	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NUT TREE CAPITAL MANAGEMENT, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,100,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.96%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 41754V103	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NUT TREE CAPITAL MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,100,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.96%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 41754V103	Page 4 of 9 Pages

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JARED R. NUSSBAUM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,100,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.96%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13G
Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Harvest Natural Resources, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1177 Enclave Parkway, Suite 300, Houston, Texas

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Nut Tree Capital Management, LP (“Nut Tree Capital Management”);
ii)	Nut Tree Capital Management GP, LLC (“Nut Tree Capital Management GP”); and
iii)	Jared R. Nussbaum (“Mr. Nussbaum”).

This Statement relates to Shares (as defined herein) held by Nut Tree Master Fund, LP (“Nut Tree Master Fund”).  Nut Tree Capital Management serves as investment adviser to Nut Tree Master Fund.  Nut Tree Capital Management GP serves as a general partner of Nut Tree Capital Management.  Mr. Nussbaum serves as Chief Investment Officer and managing partner of Nut Tree Capital Management, and the sole member of Nut Tree Capital Management GP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is Two Penn Plaza, 24th Floor, New York, New York, 10121.

Item 2(c).	Citizenship:

i)	Nut Tree Capital Management is a Delaware limited partnership;
iii)	Nut Tree Capital Management GP is a Delaware limited liability company; and
ii)	Mr. Nussbaum is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

41754V103

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

Schedule 13G
Page 6 of 9 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2016, each of the Reporting Persons may be deemed the beneficial owner of 1,100,000 Shares held by Nut Tree Master Fund.

Item 4(b)	Percent of Class:

As of December 31, 2016, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.96% of Shares outstanding.  (There were approximately 11,042,804 Shares outstanding as of November 4, 2016, according to the Issuer’s quarterly report on Form 10-Q/A, filed November 10, 2016.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,100,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,100,000

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Nut Tree Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUT TREE CAPITAL MANAGEMENT, LP

By:	/s/ Jared R. Nussbaum
Jared R. Nussbaum, Chief Investment Officer
and managing partner

NUT TREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Jared R. Nussbaum
Jared R. Nussbaum, sole member

JARED R. NUSSBAUM

By:	/s/ Jared R. Nussbaum

February 14, 2017

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Harvest Natural Resources dated as of February 14, 2017  is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

NUT TREE CAPITAL MANAGEMENT, LP

By:	/s/ Jared R. Nussbaum
Jared R. Nussbaum, Chief Investment Officer
and managing partner

NUT TREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Jared R. Nussbaum
Jared R. Nussbaum, sole member

JARED R. NUSSBAUM

By:	/s/ Jared R. Nussbaum

February 14, 2017